Mail Stop 3561

April 9, 2009

Steven V. Lant
President and Chief Executive Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4839

> **Re:** **CH Energy Group, Inc.**
> **Definitive Additional Materials**
> **Filed April 6, 2009**
> **File No. 333-52797**

Dear Mr. Lant:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that GAMCO Asset Management Inc. has filed a Schedule 14A to solicit proxies for purposes of, among other things, electing its own partial slate of directors to your board at your upcoming annual meeting. Consistent with Rule 14a-9, you are required to revise your proxy materials to disclose the existence of the solicitation in opposition, as the existence of alternative nominees is material to security holders' voting decisions. Please file a supplement to your Schedule 14A (tagged as a "DEFR14A") addressing this contest including, for example, the disclosure required pursuant to Items 4.b. and 5.b. of Schedule 14A.

2. See last comment. Please also ensure that the filing includes the following disclosure:

    - A description of the contacts, if any, you have had with GAMCO during the time period leading up to the current solicitation. You should describe in sufficient detail whether your board of directors responded to contacts made by GAMCO and, if material, the specifics of any discussions between the parties.

    - Clarify whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

3. With respect to GAMCO's proposal, please tell us whether you have received timely notice under the company's governing instruments or applicable state law.

Definitive Additional Materials filed April 6, 2009 (Letter to CH Energy Shareholders)

4. Refer to the second paragraph in the letter to shareholders. Explain why you believe the skills of your nominees complement those of the company's other directors

5. Please explain why the company's board of directors believes the interests of your shareholders will be best served by the election of the company's nominees.

*   *   *

Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director